Ex 23(d)(ii)

Letter Agreement

To:

Wegener Investment Trust

13412 Daventry Way, #D

Germantown, MD 20874

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Wegener Adaptive Growth Fund (the “Fund”) pursuant to a Management Agreement dated as of August 7, 2006 (the “Agreement”).

Effective upon the commencement of operations of the Wegener Adaptive Growth Fund through October 31, 2007, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; and extraordinary expenses) at 1.99% of its average daily net assets for that period.

Any waiver or reimbursement by the us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, Wegener LLC By: /s/ Steven M. Wegener, President

Acceptance

The foregoing Agreement is hereby accepted.

Wegener Investment Trust By: /s/ Steven M. Wegener, President